UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 27, 2023

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In the Matter of

Sancai Holding Group Ltd.
No 6 Fengcheng Second Rd, Room 401
Xi'an Economic and Technological
Development Zone
Xi'an, Shaanxi Province,
People's Republic of China 710000

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-248636

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       Sancai Holding Group Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Sancai Holding Group Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 27, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief